Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report
Collection Period Ended   31-Dec-2014

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Dec-2014	31-Dec-2014		
Determination Date	13-Jan-2015			
Record Date	14-Jan-2015			
Distribution Date	15-Jan-2015			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2014	15-Jan-2015	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2014	15-Jan-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	78,384,185.60	42,272,665.02	36,111,520.58	122.411934	0.143297
Class A-2 Notes	343,100,000.00	343,100,000.00	343,100,000.00	0.00	0.000000	1.000000
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**907,854,185.60**	**871,742,665.02**	**36,111,520.58**		

Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44	
Adjusted Pool Balance	1,153,299,937.71	936,686,684.04	900,575,163.46	
Yield Supplement Overcollateralization Amount	49,189,871.20	39,082,426.14	37,518,843.28	
Pool Balance	**1,202,489,808.91**	**975,769,110.18**	**938,094,006.74**	

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	12,149.55	0.041185	36,123,670.13	122.453119
Class A-2 Notes	0.430000%	122,944.17	0.358333	122,944.17	0.358333
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$528,228.64**		**$36,639,749.22**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	37,421,100.99		(1) Total Servicing Fee	813,140.93
Interest Collections	2,240,977.43		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	54,529.45		(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	38,276.90		(3) Interest Distributable Amount Class A Notes	528,228.64
Purchase Amounts	0.00		(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	486.83		(6) Regular Principal Distributable Amount	36,111,520.58
Available Collections	**39,755,371.60**		(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**39,755,371.60**		(9) Excess Collections to Certificateholders	2,302,481.45
			Total Distribution	**39,755,371.60**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	813,140.93	813,140.93	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	528,228.64	528,228.64	0.00
thereof on Class A-1 Notes	12,149.55	12,149.55	0.00
thereof on Class A-2 Notes	122,944.17	122,944.17	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	528,228.64	528,228.64	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	36,111,520.58	36,111,520.58	0.00
Aggregate Principal Distributable Amount	36,111,520.58	36,111,520.58	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	39.24
minus Net Investment Earnings	39.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	39.24
Net Investment Earnings on the Collection Account	447.59
Investment Earnings for the Collection Period	486.83

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	975.769.110.18	39.050
Principal Collections	24,157,956.55	
Principal Collections attributable to Full Pay-offs	13,263,144.44	
Principal Purchase Amounts	0.00	
Principal Gross Losses	254,002.45	
Pool Balance end of Collection Period	938,094,006.74	38,062
Pool Factor	78.01%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.64%
Weighted Average Number of Remaining Payments	51.92	46.22
Weighted Average Seasoning (months)	11.34	17.39

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	934,858,328.06	37,957	99.66%
31-60 Days Delinquent	2,278,106.64	80	0.24%
61-90 Days Delinquent	854,247.07	22	0.09%
91-120 Days Delinquent	103,324.97	3	0.01%
Total	938,094,006.74	38,062	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	254,002.45
Principal Net Liquidation Proceeds	54,807.92
Principal Recoveries	37,786.04
Principal Net Losses	161,408.49
Cumulative Principal Net Losses	811,780.98
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.068%